Exhibit 99.1

Media Release

Claude Resources Inc.	Trading Symbols
200, 224 - 4th Avenue South	TSX - CRJ
Saskatoon, Saskatchewan S7K 5M5	NYSE Amex - CGR

Release: Immediate
Date: December 14, 2009

CLAUDE RESOURCES ANNOUNCES $10 MILLION PRIVATE PLACEMENT OF SPECIAL WARRANTS

Neil McMillan, President and Chief Executive Officer of Claude Resources Inc. (“Claude”) is pleased to announce that Claude has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets for the private placement, on a firm commitment basis, of 8,700,000  special warrants (the “Special Warrants”) at a price of $1.15 per Special Warrant (the “Offering”).  The gross proceeds from the Offering will be $10.0 million.

Each Special Warrant will entitle its holder to acquire upon exercise, or upon deemed exercise immediately prior to the Expiry Date (as defined below), without payment of any additional consideration, one unit (a "Unit").  Each Unit will be comprised of one common share of Claude (a "Common Share") and one-half of a Common Share purchase warrant (a "Purchase Warrant"). Each full Purchase Warrant will entitle its holder to acquire one Common Share at a price of $1.75 for a period of 24 months following the date of closing of the offering of Special Warrants (the "Closing Date").

The Special Warrants will be exercisable at any time following the Closing Date and shall be deemed automatically exercised, if not already exercised by their holders, on the date (the "Expiry Date") which is the earlier of: (i) the third business day after the date a receipt is issued in respect of a final prospectus (the "Final Prospectus") filed in certain Canadian jurisdictions to qualify the distribution of the Common Shares and Purchase Warrants forming the Units to be issued upon exercise or deemed exercise of the Special Warrants (the "Qualification Date") and (ii) the date which is four months and one day following the Closing Date.

The net proceeds of the Offering will be used to fund the continued exploration of the Madsen Mine and for general corporate purposes.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange. Closing is expected on or about December 30, 2009.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
This Press Release may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information please contact:
Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Rick Johnson, CFO & Vice President of Finance
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com